
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933


Name of issuer: The Shift, LLC

Legal status of issuer:
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: California
      Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: https://studios.vidangel.com/theshift

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering :

      4% of the successful amount raised in cash, 4% of the successful amount raised in the equity of the offering, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

      None

Type of security offered: Preferred Equity

Target number of securities to be offered: 92,500

Price (or method for determining price): $1.00

Target offering amount: $92,500

Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: September 30, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	~$1,200.00	$800.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Shift, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐   No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Brock Heasley	See Below for Employment Information		

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Brock Heasley	CEO	10/18/2018-Present	Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-Present
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures
Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015 – October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brock Heasley	1,090,000 Common Units	50%
Erin Heasley	1,090,000 Common Units	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A *theo fiction*. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him.

THE SHIFT is not just for the faith-based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences.
This is not a film designed to preach. As in the short film, characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, *Breakthrough* (starring Chrissy Metz and Topher Grace*)* brought in worldwide ticket sales of over $50,000,000 and *I Can Only Imagine* (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, *Heaven is For Real* (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014. Faith-based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

Our plan is to seek a theatrical release for THE SHIFT feature film by reaching out to known, successful faith-based film distributors like PureFlix and Mission Pictures International, along with major distributors that are friendly to faith-based films, like Lionsgate and Roadside Attractions. While there is no guarantee of success, we believe there are many different avenues for exhibition that are open to us.

As both a sci-fi film and a faith-based film, THE SHIFT has a crossover appeal that could help it potentially reach new people and new markets. We are also planning for distribution through VidAngel or other streaming platforms after the potential theatrical release.

A large part of the appeal of THE SHIFT is in the way its marriage of two genres that almost never otherwise meet opens the film up to all kinds of audiences. As both a sci-fi film and a faith-based film, THE SHIFT has a crossover appeal that could help it potentially reach new people and new markets. The intention is to reach them via a theatrical release, and also through the VidAngel streaming platform.

THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can

afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) As a faith-based, niche film, the potential market is smaller than your average blockbuster
(2) We desire to obtain a theatrical release, among its other methods of distributions, but we cannot guarantee that we can get this for The Shift
(3) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.
(4) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors
(5) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release
(6) We are unable to plan ahead significantly for appropriate distribution channels. One option is through VidAngel, which may or may not be functioning as an ongoing business at the time of our release, pending results of its litigation and bankruptcy filings, and other distribution channels may not be arranged immediately at the time of release, if ever.
(7) With a lower target goal, it is possible that we obtain the minimum offering amount, distribute funds to put towards marketing the offering, and then we don't raise enough to fit the required budget of the full production, which can delay or prevent the production.

THE OFFERING

9. What is the purpose of this offering?

To fund the creation of *The Shift,* a feature film about a frustrated man struggling with his marriage and in his job who is offered a job by the devil and then must live with the consequence of his choice.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Intermediary Fees	$4,625	$42,800

Pre-Pruduction Expenses		$70,000
Production		$350,000
Post-Production		$58,000
Misc. Expenses (Accounting, QTP Fees, Locations, Insurance, Travel, Hotels, Food, Rentals, Actors, Advertising, etc.)		$190,000
Marketing the Offering	$87,875	$259,200
Unknowns (Emergencies, reshoots, loss and damages, etc.		$100,000
Totals:	$92,500	$1,070,000

11. How will the issuer complete the transaction and deliver securities to the investors?

The amended minimum target offering amount is based on a marketing plan for marketing the offering. We have partnered with VidAngel, Inc. to distribute the final project if we get the project funded and completed. Up to this point, we have delayed significant marketing efforts due to the uncertainty of VidAngel, Inc.'s bankruptcy situation. At the time of this amendment, VidAngel, Inc. is expected to exit bankruptcy and we will initiate a full marketing campaign for this project and offering. As of the time of this filing, The Shift, LLC has access to $14,938.26 of cash ($8,624.26 in credit line, and $6,314 from revenue from placing The Shift short film on VidAngel, Inc.'s platform for distribution). Once the marketing campaign is launched (again - that is to occur after VidAngel, Inc. exits bankruptcy), then the full amount of available funds will be spent on marketing this offering on Facebook. If we are able to raise no less than $92,500, the return will indicate that we have the ability to spend funds raised in the offering on further marketing, while also being able to keep the budget for the production as indicated in the above updated Section 10. Note, there is no guarantee that if we reach the minimum ($92,500) from marketing with the funds on hand, that we will also reach over the additional budget restraint of $800,000 for the production (as outlined in Section 10 above) and that this means that even if we reach the minimum, that we may not be able to produce the project or that its production could be delayed.

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The units will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Class A Preferred Units of The Shift, LLC and carry with it a preferred return of the full 120% of the investor's investment before the common unit holders receive any profit payment.

14. Do the securities offered have voting rights?   ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement and on the rules for Regulation Crowdfunding, the investors holding Preferred Units have limitations on their ability to transfer their interest.

16. How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company and so the Preferred Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	2,180,000	2,180,000	Yes	
Preferred Units	1,112,800	0	No	Preferred return of 120% before distributions to Common Unit holders

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by raising more money.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the units being offered in this offering were determined based on estimated future revenues. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparables, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
  If additional issuances are made, the investors in this offering may become diluted
- issuer repurchases of securities,
  The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
- a sale of the issuer or of assets of the issuer; or
  The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens they would get paid out first before Common Unit holder get paid out.
- transactions with related parties?
  Although the Manager of the Company may enter into related party contracts, his fiduciary duties to all members are what protect the investors in this offering from abuse.

24. Describe the material terms of any indebtedness of the issuer:

The Issuer has an open line of credit for paying the costs of operating the offering and that can also be spent on marketing. The current value of this debt (used funds) is $1,375.74 and the credit limit is $10,000.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

There is no real operating history. Brock Heasley has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the company, and no capital resources are yet needed until if this offering closes, but then the Company would have the capital to produce the project.

That being said, the issuer has placed for distribution on VidAngel, Inc., the short already created and as noted above in Section 11, has earned $6,314 in revenue from that distribution.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed 2018 Financial Statements. The financials for 2019 are the same as for 2019 as all revenue was earned in 2020.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
        ii. involving the making of any false filing with the Commission?
        ☐ Yes ☒ No
        iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
        ☐ Yes ☒ No

    (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of

the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☒ No;

    ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

    iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

        (B) engaging in the business of securities, insurance or banking?
        ☐ Yes ☒ No

        (C) engaging in savings association or credit union activities?
        ☐ Yes ☒ No

    ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the

    Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☒ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

As stated in the pitch video for this offering, Brock Heasley's experience with losing his job at the same time as his wife makes him uniquely qualified to write and direct the story of man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidences are absent. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He also currently has a tv show in active development with Oops Doughnuts Productions, giving him a well-rounded education not only in storytelling but in the business of making content that an audience wants to see.

There is a short film video on the portal's page for this offering. The short film is the concept video for the project contemplated by this offering. It is described in the Section entitled Business and Business Plan of the

Company. If the offering successfully closes with over $800,000 in funds (after accounting for the offering expenses), the Company intends to produce a full length film based on the short film.

There is a pitch video on the portal's page for this offering. The pitch video is Brock Heasley describing where the idea for this film came from, the message it is trying to give and why he thinks the offering would interest potential investors.

There is a place-holder for a live-stream video in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the live-stream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers from the offeror that are offering specific. Once filmed, this live-stream will be recorded and stay on the portal's page for this offering.

The Shift offering will include investor perks that are not directly related to the interest but a bonus for participating in the round. The level of investment required and the bonus provided for such amount is included here:

100 – Citizen –
Short Description: Added to the Backer List
Long Description: Your name added to the backer list for The Shift website and you have our sincere thanks!

500 – Restaurant Patron –
S: Your Name in the Credits
L: Your name listed in the credits of the film as an investor. +Previous perk.

1,000 – Server –
S: Director's Cut of the Trailer
L: Exclusive digital access to the Director's Cut of the film's trailer prior to film's release. +All previous perks.

3,000 – Cook –
S: Behind-the-Scenes Photo Album
L: Exclusive digital access to a behind-the-scenes photo album at the conclusion of filming. +All previous perks.

5,000 – Office Drone –
S: Option to be an Extra in The Shift
L: You can be on screen in the background of the movie as an extra in the film! We'll update you with filming times, locations, and availability as soon as details are finalized. Remember, you have the full responsibility of travel and lodging to get to the film location. +All previous perks.

10,000 – Good Samaritan –
S: Signed Copy of the Shooting Script!
L: After the release of the film, you will receive a copy of the shooting script for The Shift signed by

Writer/Director Brock Heasley. +All previous perks.

25,000 – Power Player –
S: Exclusive 1-Day Full Access to the Live Set of The Shift
L: Spend a day seeing movie magic happen on a real set as The Shift is filmed right in front of you. We'll give times and locations for the possible dates when the details are available. Remember, you have the full responsibility of travel and lodging to get to the film location. +All previous perks.

50,000 – Shifter –
S: Lunch on Set with Writer/Director Brock Heasley
L: Come to the set and sit down with the Writer/Director himself, Brock Heasley, for a good meal and better conversation. We'll give times and locations for the possible dates when the details are available. Remember, you have the full responsibility of travel and lodging to get to the film location. +All previous perks.

60,000 – Believer –
S: Access to the Script Before Release
L: Gain exclusive digital access and read the highly protected script for The Shift before release (must sign NDA). +All previous perks.

75,000 – Associate Producer –
S: Become an Associate Producer
L: Receive Associate Producer credit in the credits of the film, and also an Associate Producer credit on IMDb. +All previous perks.

100,000+ – Executive Producer –
S: Become an Executive Producer
L: Receive Executive Producer credit in the credits of the film, and also an Executive Producer credit on IMDb. +All previous perks.

ONGOING REPORTING

32.   The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33.   Once posted, the annual report may be found on the issuer's website at:

https://studios.vidangel.com/theshift/offering

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.